VIA EDGAR
November 6, 2012

Sandra Hunter
Sonia Barros
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Renegade Ventures, Inc.
Registration Statement on Form S-11
Filed August 23, 2012
File No. 333-183499

1.
We note that you have not adequately revised your disclosure in response to comment 1 of our letter dated October 16, 2012.  We therefore reissue our prior comment.  We note that you intend to acquire real estate.  Since you have yet to identify a significant amount of the properties you intend to acquire, your offering appears to constitute a “blind-pool” offering.  Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this not appropriate.  See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide appropriate disclosure on prior performance, including any material adverse business developments.

We have identified the initial four (4) properties in Indiana that the Company intends to acquire.  The Company currently expects to purchase the following properties from the funds of the S-11:

Address	Purchase Price	Bedrooms	Bathrooms	Square Feet
1335 Mcculloch, Fort Wayne IN	$22,500	3	1	1,008
3510 Oliver Street, Fort Wayne, IN	$25,000	3	1	792
2802 Alexander Street, Fort Wayne, IN	$25,000	3	1	1,056
4020 Robinwood Drive, Fort Wayne, IN	$20,000	2	1	758

These properties are owned by the Company’s officers and directors.  The Company is purchasing the house for the total amount that has been invested in each house by its officer, or directors or their affiliates.    The price of future houses that the Company has identified will cost approximately $10,000 - $20,000 per house to acquire and between $5,000 to $10,000 in repairs prior to renting them out.

The Company has no prior performance and none of the officers or directors have prior experience with any companies that are REITS or whose sole business plan is to acquire real estate.  The Company’s officers and directors have purchased over 20 houses in the Fort Wayne, IN area but all these have been purchased with personal funds and have never involved the sale of securities of a class of equity securities registered pursuant to Section 12(g) of the exchange act or any other program that had at least 300 security holders of record or that initially raised at least $1 million.   As such, we don’t believe Item 8 of Industry Guide 5 is not applicable since the officers and/or directors have never used investments from 3rd parties to purchase property.

We do not have any suitability standards except that an investor should be able to afford to lose their investment if our business plan fails.  We added the language after the cover page pursuant to Item 2 of Industry Guide 5.

The Company has identified the initial properties that it will acquire with the proceeds of the S-11 and as such is not considered a blind-pool offering.  As such the undertakings under 20(d) of the Industry Guide 5 are not applicable to us.

Additionally, based on our conversation by indicating the properties to be purchase with the use of proceeds and brief description of the number of bedrooms and square footage then Industry Guide 5 would not apply to the Company.

2.
In addition, we note the statement in your response to comment 1 of our letter dated October 6, 2012 regarding the expected purchase price of each house.  Please provide us supplemental support for this purchase price amount.

We have attached two closing documents transactions that show that Renard Properties, LLC which is owned by our CEO Paul Howarth, sold two (2) properties in the greater Fort Wayne, IN area for $9,000 and $10,000.

	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Renegade Ventures, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: Chief Financial Officer